Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT
CHANGE OF CHAIRMAN AND EXECUTIVE DIRECTOR
The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that at the thirteenth meeting of the third session of the Board held on 3 June 2011, Mr. Yuan Li has been elected as the Chairman of the Company with effect from 3 June 2011. At the same meeting, Mr. Yang Chao tendered his resignation as Chairman and Executive Director of the Company with effect from 3 June 2011.
ELECTION OF CHAIRMAN
The Board announces that at the thirteenth meeting of the third session of the Board held on 3 June 2011, Mr. Yuan Li has been elected as the Chairman of the Company with effect from 3 June 2011 until the expiry of the term of the third session of the Board.
Please refer to the supplementary notice of the annual general meeting published by the Company on 18 May 2011 for biographical details of Mr. Yuan Li.
RESIGNATION OF CHAIRMAN AND EXECUTIVE DIRECTOR
The Board announces that at the thirteenth meeting of the third session of the Board held on 3 June 2011, Mr. Yang Chao tendered his resignation as Chairman and Executive Director of the Company with effect from 3 June 2011, due to age. Mr. Yang Chao has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

Commission File Number 001-31914
Mr. Yang Chao was diligent and responsible during his tenure of directorship. The Board would like to express their gratitude to Mr. Yang Chao for his hard work and distinguished contribution to the Company.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 3 June 2011
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore,
Anthony Francis Neoh